BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1: Reporting Issuer:

DRC Resources Corporation.

595 Howe Street, Suite #601

Vancouver, B.C.  V6C 2T5

Phone: (604) 687-1629 - Fax (604) 687-2845

Email address: drcresources@uniserve.com

Item 2: Date of Material Change:

May 26, 2005

Item 3: Press Release:  Dated May 26, 2005 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:  May 26 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce that, effective June 1, 2005 the Company will change its name to New Gold Inc.  Shareholders approved the name change at the Company’s recent annual meeting held in Vancouver on May 4, 2005.

Item 5: Full Description of Material Change:  May 26 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to announce that, effective June 1, 2005 the Company will change its name to New Gold Inc.  Shareholders approved the name change at the Company’s recent annual meeting held in Vancouver on May 4, 2005.  With all regulatory requirements now satisfied the Company will be making the name change on the above noted date.  New Gold Inc. will trade on both the American Stock Exchange (AMEX) and Toronto Stock Exchange (TSX) under the symbol NGD.

President and CEO, Chris Bradbrook, commented, "We are excited by our new name and feel it is representative of the Company's evolution and our ability to offer a new investment opportunity through the exploration and potential development of a new copper-gold resource at our Afton Project, Kamloops, British Columbia, Canada."

The Company is also pleased to announce that it is currently completing the compilation of the first complete sectional set of underground diamond drill results at its 100%-owned Afton Copper-Gold Project, and anticipates being able to provide a detailed update on this first section early in the week of May 30, 2005.  These results will be the first from the ongoing 20,000 metre program of underground drilling.  The program is designed to better define the extent and distribution of the copper-gold mineralization such that (in conjunction with the completion of a positive feasibility study) the current resources can be converted to reserves.  The information gathered from the ongoing underground program (which in addition to the drilling, includes completion of 2,000 metres of underground drifting) will be used to complete the feasibility study, which will analyze the capital requirements and potential economics of developing a new underground mine.

To date, at the Afton Project, the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.).  The 2004 advanced scoping study suggested that the project has very attractive economics at metal prices as low as US$0.85 per lb copper, and US$375 per ounce gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced stage exploration project in South Central B.C.

DRC is in excellent financial condition with cash of more than $21 million (at 31/03/05) and no debt.  The company has only 14.4 million shares outstanding and 16.2 million shares fully diluted.

Item 6:  Reliance on section 85 (2) of the Act:  Filed on a confidential basis: Not Applicable.

Item 7:  Omitted Information:  Not Applicable

Item 8:  Senior Officer:

Christopher J. Bradbrook, 604-687-1629

Item 9:  Statement of Senior Officer:  "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 26th day of May, 2005

"signed"

Christopher J. Bradbrook, President